Exhibit 12.1

Simon Property Group, L.P. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	For the six months ended June 30,				For the year ended December 31,
	2013		2012		2012		2011		2010		2009		2008
Earnings:
Pre-tax income from continuing operations	$757,169		$1,048,733		$1,735,512		$1,257,495		$757,845		$386,818		$608,701

Add:
Distributions from unconsolidated entities	104,499		65,307		151,398		112,977		109,050		105,318		118,665

Amortization of capitalized interest	2,514		2,295		4,535		3,961		3,085		3,897		4,494

Fixed Charges	581,663		565,644		1,162,628		1,003,093		1,395,163		1,015,437		1,004,100
Less:
Income from unconsolidated entities	(110,747)		(59,484)		(122,662)		(255,058)		(88,057)		(32,617)		(32,246)

Minority interest in pre-tax (income) loss of subsidiaries that have not incurred fixed charges	(583)		(548)		(1,286)		(1,249)		(1,066)		3,993		(1,636)

Interest capitalization	(8,978)		(12,209)		(21,145)		(5,815)		(3,715)		(14,502)		(27,847)

Earnings	$1,325,537		$1,609,738		$2,908,980		$2,115,404		$2,172,305		$1,468,344		$1,674,231

Fixed Charges:
Portion of rents representative of the interest factor	7,694		6,799		14,458		13,752		13,669		8,870		8,783

Interest on indebtedness (including amortization of debt expense)	564,991		546,636		1,127,025		983,526		1,027,091		992,065		947,140

Interest capitalized	8,978		12,209		21,145		5,815		3,715		14,502		27,847

Loss on extinguishment of debt	—		—		—		—		350,688		—		20,330

Fixed Charges	$581,663		$565,644		$1,162,628		$1,003,093		$1,395,163		$1,015,437		$1,004,100

Ratio of Earnings to Fixed Charges	2.28	x	2.85	x	2.50	x	2.11	x	1.56	x	1.45	x	1.67	x

For purposes of calculating the ratio of earnings to fixed charges, the term “earnings” is the amount resulting from adding (a) pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest and (d) distributed income of equity investees, reduced by (a) interest capitalized and (b) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.  “Fixed charges” consist of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) an estimate of the interest within rental expense.

There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists.

Ratio calculations for years prior to the year ended December 31, 2012 have been revised to conform to the most recent presentation.